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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                                 DTM CORPORATION
                            (Name of Subject Company)


                                 DTM CORPORATION
                      (Names of Person(s) Filing Statement)


                    COMMON STOCK, PAR VALUE $0.0002 PER SHARE
                         (Title of Class of Securities)

                                   23333 L 103
                      (CUSIP Number of Class of Securities)

                             JOHN S. MURCHISON, III
                      CHIEF EXECUTIVE OFFICER AND PRESIDENT
                                 DTM CORPORATION
                          1611 HEADWAY CIRCLE, BLDG. 2
                               AUSTIN, TEXAS 78754
                            TELEPHONE: (512) 339-2922
                            FACSIMILE: (512) 339-0634

                                 with a copy to:
                             J. MATTHEW LYONS, P.C.
                         BROBECK, PHLEGER & HARRISON LLP
                             4801 PLAZA ON THE LAKE
                               AUSTIN, TEXAS 78746
                            TELEPHONE: (512) 330-4000
                            FACSIMILE: (512) 330-4001


                (Names, addresses and telephone numbers of person
               authorized to receive notices and communications on
                     behalf of the persons filing statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                        AMENDMENT NO. 4 TO SCHEDULE 14D-9

         This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission on May 1, 2001 and amended on May 16, 2001, May 22, 2001 and May 25, 2001 by DTM Corporation, a Texas corporation, relating to a tender offer commenced by Tiger Deals, Inc., an indirect wholly owned subsidiary of 3D Systems Corporation, on April 30, 2001 to purchase all of our outstanding shares of common stock. On June 7, 2001, 3D Systems and Tiger Deals filed an Amendment No. 4 to the Schedule TO with the SEC.

         The information in the Schedule 14D-9 we filed on May 1, 2001, Amendment No. 1 to Schedule 14D-9 we filed on May 16, 2001, Amendment No. 2 to
Schedule 14D-9 we filed on May 22, 2001 and Amendment No. 3 to Schedule 14D-9 we filed on May 25, 2001 is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 4, except as otherwise set forth below. You should read this amendment together with the Schedule 14D-9 we filed on May 1, 2001, Amendment No. 1 to Schedule 14D-9 we filed on May 16, 2001, Amendment No. 2 to Schedule 14D-9 we filed on May 22, 2001 and Amendment No. 3 to Schedule 14D-9 we filed on May 25, 2001.

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8 of the Schedule 14D-9/A we filed on May 25, 2001 is amended by amending and supplementing the subsection entitled "Antitrust Matters" with the following information:

     Antitrust Matters

         On June 6, 2001, 3D Systems extended the offer until 12:00 midnight, New York City time, on Monday, June 18, 2001. The full text of the joint press release we issued with 3D Systems on June 6, 2001 announcing the extension of the offer is filed as Exhibit 23 to this Amendment No. 4 to Schedule 14D-9 and we incorporate it by reference.

         3D Systems and DTM agreed to extend the offer in order to provide additional time to consider alternatives and to prepare for defense of the complaint filed on June 6, 2001 by the Antitrust Division of the United States Department of Justice in the United States District Court for the District of Columbia, which named 3D Systems and DTM as defendants. The complaint asserts that 3D Systems' acquisition of DTM will result in anticompetitive effects in violation of Section 7 of the Clayton Act and seeks to permanently enjoin the acquisition. The complaint also seeks recovery of plaintiff's costs and other relief. 3D Systems and DTM believe that the complaint is without merit and remain committed to the transaction.

                  [Remainder of page intentionally left blank]


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ITEM 9.  EXHIBITS.

         Item 9 of the Schedule 14D-9/A we filed on May 25, 2001 is hereby amended and restated as follows:

Exhibit Number         Description

             1. Offer to Purchase dated April 30, 2001 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO filed by 3D Systems on April 30, 2001).

             2. Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by 3D Systems on April 30, 2001).

             3. Agreement and Plan of Merger dated as of April 2, 2001 by and among DTM Corporation, 3D Systems Corporation and Tiger Deals, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by DTM Corporation on April 6, 2001).

             4. Confidentiality Agreement dated March 17, 2001 between DTM Corporation and 3D Systems (incorporated herein by reference to Exhibit 4 to the Schedule 14D-9 filed by DTM on May 1, 2001).

             5. Exclusivity Letter Agreement dated March 17, 2001 between DTM Corporation and 3D Systems (incorporated herein by reference to Exhibit 5 to the Schedule 14D-9 filed by DTM on May 1, 2001).

             6. Opinion of Hoak Breedlove Wesneski & Co. dated April 2, 2001 (incorporated herein by reference to Exhibit 6 to the Schedule 14D-9 filed by DTM on May 1, 2001).

             7. Item 11 "Executive Compensation" and Item 13 "Certain Relationships and Related Transactions" of DTM Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed on March 19, 2001, as amended by the Form 10-K/A filed by DTM Corporation on April 23, 2001 (incorporated by reference herein).

             8. Article VIII from DTM Corporation's Amended and Restated Articles of Incorporation (incorporated herein by reference to Exhibit 8 to the Schedule 14D-9 filed by DTM on May 1, 2001).

             9. Tender and Voting Agreement dated as of April 2, 2001 by and among 3D Systems Corporation, Tiger Deals, Inc. and DTM Acquisition Company, L.P. (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by DTM on April 6, 2001).



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             10.       Tender and Voting Agreement dated as of April 2, 2001 by
                       and among 3D Systems Corporation, Tiger Deals, Inc. and John S. Murchison, III (incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             11. Severance Agreement dated March 30, 2001 by and between DTM Corporation and John S. Murchison, III (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             12. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Geoffrey W. Kreiger (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             13. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Patrick Lordi (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             14. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Kevin McAlea (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             15. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Ronald K. Skaggs (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             16. Joint press release issued on April 3, 2001 by 3D Systems Corporation and DTM Corporation (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             17. Complaint captioned Spinner v. Goldstein dated April 6, 2001 against DTM Corporation, certain of its directors and 3D Systems (incorporated herein by reference to Exhibit 16 to the Schedule 14D-9 filed by DTM on May 1,
                       2001).

             18. Amendment and Supplement to Offer to Purchase dated May 15, 2001 (incorporated by reference to Exhibit (a)(1)(ix) to the Schedule TO/A filed by 3D Systems on May 15,
                       2001).

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             19.       Amendment No. 1 to Agreement and Plan of Merger dated May
                       15, 2001 (incorporated herein by reference to Exhibit
                       (d)(2) to the Schedule TO/A filed by 3D Systems on May
                       15, 2001).

             20. First amended complaint captioned Spinner v. Goldstein dated May 2, 2001 against DTM Corporation, certain of its directors and 3D Systems.

             21. Loan and Security Agreement dated May 21, 2001 by and among U.S. Bank National Association, 3D Systems and other signatories (incorporated by reference to Exhibit
                       (b)(1) to the Schedule TO/A filed by 3D Systems on May 21, 2001).

             22. Press release issued by 3D Systems on May 25, 2001 (incorporated herein by reference to Exhibit (a)(1)(xi) to the Schedule TO/A filed by 3D Systems on May 25,
                       2001).

             23. Joint press release issued by 3D Systems and DTM Corporation on June 6, 2001 (incorporated by reference to Exhibit (a)(1)(xii) to the Schedule TO/A filed by 3D Systems on June 7, 2001).



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 7, 2001

                                      DTM CORPORATION


                                      By:  /s/  JOHN S. MURCHISON, III
                                           -------------------------------------
                                           John S. Murchison, III
                                           Chief Executive Officer and President